September 2, 2010

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, DC 20549

Re:                             Comment Letter Dated August 13, 2010 (received via fax on August 18, 2010)

Penn National Gaming, Inc.

Form 10-K For the Fiscal Year Ended December 31, 2009

Filed on February 26, 2010

File No. 000-24206

Form 10-Q: For the Quarter Ended March 31, 2010

Filed on May 7, 2010

File No. 000-24206

Form 8-K

Filed on April 27, 2010

File No. 000-24206

Schedule 14A

Filed on April 30, 2010

File No. 000-24206

Dear Mr. Shenk:

We have received and reviewed the referenced comment letter.  We appreciate your efforts to assist our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Our responses to the Staff’s comments are contained below and keyed to the numbered comments in the comment letter.

In the following responses, except where indicated otherwise, the terms “we”, “our”, “Company” and “Penn” shall mean Penn National Gaming, Inc. and its consolidated subsidiaries.  In providing our response to your comments, we acknowledge:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Responses to Comments

Form 10-K: For the Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and other intangible assets, page 39

Comment No 1:

We note your significant impairment charges in 2009 and 2008.  To address the known uncertainty that exists when material goodwill is allocated to a reporting unit that is at risk of failing step one of an impairment test, please revise to disclose the:

•                  Percentage by which fair value exceeded carrying value as of the most recent step-one test

•                  Amount of goodwill allocated to the unit

•                  Description of key assumptions that drive fair value

•                  The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect

Response:

In future filings we will expand our disclosure in critical accounting policies to provide additional information regarding our impairment testing policy.  Below, please find an example of our proposed goodwill and other intangible asset disclosures (commencing with our Form 10-K for the year ended December 31, 2010 or our next quarterly 10-Q filing if we have an interim event triggering a goodwill impairment test), giving specific consideration to the points raised by the comment as well as the Company’s concern over providing goodwill information on our individual business lines.  We expect to provide additional information regarding our impairment testing and policy, more detail on the key assumptions that drive the fair value determination, and the risks associated with the key assumptions.

We note that we caution investors of various risks related to our business in Item 1A, “Risk Factors” in our 2009 Form 10-K.

The following will be modified in our disclosure, items in italics are the changes we are proposing to the existing language as if the disclosure was being prepared for the 2009 Form 10-K:

At December 31, 2009, we had $1,380.0 million in goodwill and $377.0 million in other intangible assets within our consolidated balance sheet, representing 29.3% and 8.0% of total assets, respectively, resulting from our acquisition of other businesses and payment for gaming licenses and racing permits. Two issues arise with respect to these assets that require significant management estimates and judgment: (i) the valuation in connection with the initial purchase price allocation; and (ii) the ongoing evaluation for impairment.

In connection with our acquisitions, valuations are completed to determine the allocation of the purchase prices. The factors considered in the valuations include data gathered as a result of our due diligence in connection with the acquisitions, projections for future operations, and data obtained from third-party valuation specialists as deemed appropriate. Goodwill is tested annually, or more frequently if indicators of impairment exist, for impairment by comparing the fair value of the reporting units to their carrying amount. If the carrying amount of a reporting unit exceeds its fair value in step 1 of the impairment test, then step 2 of the impairment test is performed to determine the implied value of goodwill for that reporting unit. If the implied value of goodwill is less than the goodwill allocated for that reporting unit, an impairment loss is recognized.

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350, “Intangibles-Goodwill and Other,” the Company considers its gaming license, racing permit and trademark intangible assets as indefinite-life intangible assets that do not require amortization. Rather, these intangible assets are tested for impairment annually, or more frequently if indicators of impairment exist, by comparing the fair value of the recorded assets to their carrying amount. If the carrying amounts of the gaming license, racing permit and trademark intangible assets exceed their fair value, an impairment loss is recognized.

The evaluation of goodwill and indefinite-life intangible assets requires the use of estimates about future operating results of each reporting unit to determine their estimated fair value. The Company uses a market approach model, which includes the use of adjusted EBITDA (earnings before interest, taxes, charges for stock compensation, depreciation and amortization, gain or loss on disposal of assets, and certain other income and expenses, and inclusive of loss from joint venture) multiples, as the Company believes that adjusted EBITDA is a widely-used measure of performance in the gaming industry and as the Company uses adjusted EBITDA as the primary measurement of the operating performance of its properties (including the evaluation of operating personnel). In addition, the Company believes that an EBITDA multiple is the principal basis for the valuation of gaming companies. Changes in the estimated EBITDA multiples or forecasted operations can materially affect these estimates.

Forecasted adjusted EBITDA levels can be significantly impacted by the local economy in which our reporting units operate.  For example, increases in unemployment rates can result in decreased customer visitations and/or lower customer spend per visit.  In addition, the impact of new legislation which approves gaming in nearby jurisdictions or further expands gaming in jurisdictions where we currently operate can result in opportunities for the Company to expand its operations.  However, it also has the impact of increasing competition for our established properties which generally will have a negative effect on those locations’ profitability once competitors become established as a certain level of cannibalization occurs absent an overall increase in customer visitations.  Lastly, increases in gaming taxes approved can negatively impact forecasted adjusted EBITDA.

EBITDA multiples can be significantly impacted by a Company’s present and future cost of capital, the future growth opportunities for the industry as well as for the Company itself, general market sentiment, investors perceptions of senior management’s effectiveness at deploying capital and managing overall operations, as well as pending or recently completed merger transactions.

Assumptions and estimates about future adjusted EBITDA levels and multiples by individual reporting units are complex and subjective.  They are sensitive to changes in underlying assumptions and can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy, which may reallocate capital and resources to different or new opportunities which management believes will enhance the overall value of the Company but may be to the detriment of an individual reporting unit.  As a result, there can be no assurance that the estimates and assumptions made for purposes of the impairment test will prove to be accurate predictions of the future.  Although management believes the assumptions and estimates made are reasonable and appropriate, different assumptions and estimates could materially impact the reported financial results.

As of the Company’s most recent impairment analysis test performed on October 1, 2009, we applied an estimated market EBITDA multiple ranging between 5.6 and 8.4 to the individual reporting unit’s projected adjusted EBITDA.  With the exception of Lawrenceburg, this resulted in each of our reporting units having a fair value in excess of its carrying value by approximately 8% or more.  We feel that the majority of our reporting units may be vulnerable to impairment as they have recently taken an impairment charge and there is now much less excess of fair value over carrying value than there had been historically and because of the external factors discussed throughout our 10-K (competition and risk factors) that may materially impact our business.  For example, a new license being awarded (Illinois and Louisiana), the threat of smoking bans in certain jurisdictions, the continued growth of gaming in the United States including the recent approval of new states allowing gaming such as Kansas, Ohio, and Maryland as well as stock price or general stock market volatility.

2009 impairment analysis — The 2009 annual impairment was performed for all reporting units on October 1, 2009.  Our analysis indicated that there were no indicators of impairment at our reporting units with the exception of our Lawrenceburg, Indiana reporting unit (Hollywood Casino Lawrenceburg).  This was because in November 2009, the “Ohio Jobs and Growth Plan,” a casino ballot proposal calling for an amendment to Ohio’s Constitution to authorize casinos in the state’s four largest cities, Cincinnati, Cleveland, Columbus and Toledo, was approved.  Because of the close proximity of Lawrenceburg, Indiana to Ohio and in particular Cincinnati, and as we believe that it is highly likely that these projects will be financed and constructed, we anticipate that our Hollywood Casino Lawrenceburg reporting unit will be negatively impacted which caused a reduction in the estimated fair value of that reporting unit. As a result, we recorded a goodwill and other intangible asset impairment charge of $520.5 million in the fourth quarter of 2009.  It should also be noted that the Company will benefit from future operations in Columbus and Toledo and therefore were supporters of the Ohio casino ballot proposal.

Results of Operations - Gaming Revenue, page 43

Comment No 2:

We note that you discuss certain factors to which changes are attributable, but you do not quantify some of these factors.  For example, you state that gaming revenue at Hollywood Casino Lawrenceburg decreased by $11.4 million in 2009, primarily due to new competitive pressures, the reduced capacity of, and subsequent temporary closure of, the casino as part of the transition to the new casino riverboat, and decreases in consumer spending on gaming activities caused by current economic conditions, all of which were partially offset by an increase due to the opening of the new casino riverboat in late June 2009, but you do not quantify each of the different factors.  In future filings please ensure that all material factors are analyzed and quantified to the extent practicable.

Response:

In future filings we will, to the extent practicable, analyze and quantify all material factors related to variances within gaming revenue.  The Company does believe that, in certain situations, the quantification of competition and consumer spending trends would be impracticable.

Liquidity and Capital Resources, page 53

Comment No 3:

Please revise to discuss cash provided by operating activities in terms of cash.  For example, discuss cash received from customers, cash paid to suppliers, etc.  Please refer to section IV.B.1 of FR-72 for guidance.

Response:

In future filings we will, to the extent practicable, analyze and quantify all material factors impacting cash provided by operations.  It should be noted that as a service business, the majority of our revenues are received in cash at the time of service.  We intend to discuss adjusted EBITDA (earnings before interest, taxes, charges for stock compensation, depreciation and amortization, gain or loss on disposal of assets, and certain other income and expenses, and inclusive of loss from joint venture), as an indicator of cash from operations.  We will also provide the necessary reconciliation to GAAP income from operations.  We will also discuss the significant variances of the periods presented.  The following will be modified in our disclosure, items in italics are the changes we are proposing to the existing language:

Example

Net cash provided by operating activities was $338.2 million, $420.5 million and $431.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.  Net cash provided by operating activities for the year ended December 31, 2009 is comprised primarily of $565.8 million in adjusted EBITDA (earnings before interest, taxes, charges for stock compensation, depreciation and amortization, gain or loss on disposal of assets, and certain other income and expenses, and inclusive of loss from joint venture), offset by interest and taxes paid of $125.0 million and $109.2 million, respectively.  The decrease from the prior year is primarily the result of a one-time merger termination payment received in 2008, and lower adjusted EBITDA, partially offset by lower interest and taxes paid in 2009.

Comment No. 4:

With regard to your debt obligations, please revise to discuss, to the extent known, your currently anticipated plan for meeting your current and long-term contractual obligations.

Response:

Although the Company relies on a significant amount of debt financing to fund its operations, we believe that based on our strong history of operating cash flows and the relative stability of the gaming operations in the regional locations in which we operate, we will be able to access the capital markets in order to refinance our indebtedness.  For example, in September 2009, the Company was able to successfully extend the maturity date of its revolving credit facility which was set to mature in October 2010 and obtained a $640.6 million revolving credit facility to provide borrowing capacity through July 2012.

We would like to note to the Staff that we do not operate gaming facilities in Las Vegas, Nevada or Atlantic City, New Jersey and as such have not experienced as significant declines in the cash flows generated by our casino properties as some of our competitors that are reliant on these locations.  Additionally, our Company maintains significantly less leverage than our competitors.  Our debt to adjusted EBITDA multiple at June 30, 2010 was 3.5X compared to our peers averaging 8.4X. Furthermore, we anticipate generating approximately $250 million of free cash flow in 2010.

We note that we caution investors of various risks related to our capital structure in Item 1A, “Risk Factors” in our 2009 Form 10-K.

In future filings, we will disclose our known expectations or plans with regard to our short-term and long-term debt levels and if known with reasonable certainty how specifically we expect to meet our debt obligations as they come due.  The following will be modified in our disclosure, items in italics are the changes we are proposing to the existing language:

Example

Based on our current level of operations, and anticipated revenue growth, we believe that cash generated from operations and from the Investment, together with amounts available under our senior secured credit facility, will be adequate to meet our anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. We cannot assure you, however, that our business will generate sufficient cash flow from operations, that our anticipated revenue growth will be realized, or that future borrowings will be available under our senior secured credit facility or otherwise will be available to enable us to service our indebtedness, including the senior secured credit facility and the senior subordinated notes, to retire or redeem the senior subordinated notes when required or to make anticipated capital expenditures. In addition, we expect a majority of our future growth to come from acquisitions of gaming properties at reasonable valuations, greenfield projects, jurisdictional expansions and property expansion in under-penetrated markets. If we consummate significant acquisitions in the future or undertake any significant property expansions, our cash requirements may increase significantly and we may need to make additional borrowings or complete equity or debt financings to meet these requirements. We may need to refinance all or a portion of our debt on or before maturity. Our future operating performance and our ability to service or refinance our debt will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. See “Risk Factors—Risks Related to Our Capital Structure” of this Annual Report on Form 10-K for a discussion of the risk related to our capital structure.

We have historically maintained a capital structure comprising a mix of equity and debt financing.  We vary our leverage to pursue opportunities in the marketplace and in an effort to maximize the enterprise  value of our Company for our shareholders.  We expect to meet our current debt obligations as they come due through internally generated funds from operations and/or refinancing them through the debt or equity markets prior to their maturity.

We note that our senior secured credit facility which has an outstanding balance of $X,XXX amortizes through October 2012, our $250 million senior subordinated notes mature in March 2015 and $325 million of senior subordinated notes mature in August 2019.  As always, we evaluate our options with respect to the maturity of such indebtedness.  Our current plan is to refinance a significant portion of our long-term debt on or prior to maturity, depending on credit market conditions.

Item 8. Financial Statements and Supplementary Data

Note 4. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page 72

Comment No 5:

Please tell us and disclose in future filings why you consider your gaming licenses and racing permits to be indefinite life intangible assets.

Response:

In future filings we will update our disclosure in both our footnotes and critical accounting policies to provide information regarding why we consider our gaming licenses and racing permits to be indefinite-life intangible assets.

We considered the following guidance in Accounting Standards Codification 350-30, “Intangibles-Goodwill and Other-General Intangibles Other than Goodwill” (“ASC 350-30”) in determining whether our gaming licenses and racing permits should have an indefinite useful life:

•                  section 35-2, “the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.”

•                  section 35-3, “the estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular, all of the following factors with no one factor being more presumptive than the other:

a.               The expected use of the asset by the entity.

b.              The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

c.               Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter.

d.              The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph.

e.               The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

f.                 The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not.”

•                  example in section 55-12 and 13, “an acquired broadcast license expires in five years. The broadcast license is renewable every 10 years if the entity provides at least an average level of service to its customers and complies with the applicable Federal Communications Commission (FCC) rules and policies and the FCC Communications Act of 1934. The license may be renewed indefinitely at little cost and was renewed twice prior to its recent acquisition. The acquiring entity intends to renew the license indefinitely, and evidence supports its ability to do so. Historically, there has been no compelling challenge to the license renewal. The technology used in broadcasting is not expected to be replaced by another technology any time in the foreseeable future. Therefore, the cash flows from that license are expected to continue indefinitely.  The broadcast license would be deemed to have an indefinite useful life because cash flows are expected to continue indefinitely. Therefore, the license would not be amortized until its useful life is deemed to be no longer indefinite.”

Based on this guidance in ASC 350-30, we believe that our gaming licenses and racing permits are indefinite-lived. Over the long history of our Company, we have renewed our gaming licenses with minimal cost and effort at each jurisdiction in which we operate. Additionally, when we enter a new market and acquire a gaming license or racing permit, we do so with the expectation of operating in these locations for the foreseeable future. Our impairment assessment considers the profitability of the reporting unit where our indefinite-life license exists and our long-term expectations of each reporting unit. We intend to renew indefinitely our gaming licenses and racing permits into the foreseeable future. Therefore, we believe that our gaming licenses and racing permits are indefinite-life intangible assets based on the accounting guidance in ASC 350 noted above. We further note that our conclusion is consistent with the other gaming companies’ accounting treatment of these types of licenses.

We will incorporate the following disclosure in future filings as follows:

We consider our gaming licenses, racing permits and trademark intangible assets as indefinite-life intangible assets that do not require amortization based on our future expectations to operate our gaming facilities indefinitely as well as our historical experience in renewing these intangible assets at minimal cost with various state gaming commissions.

Note 12. Commitments and Contingencies, page 89

Comment No 6:

Please tell us and disclose in future filings how you are accounting for the 3% tax surcharge that you are paying into a protest fund. Additionally, please tell us and disclose the total amount paid during the year and your balance in the protest fund.

Response:

In future filings we will update our disclosure to provide information regarding how we are accounting for the 3% tax surcharge and the total amount paid during the year and from the inception of the 3% tax surcharge.

We account for the 3% tax surcharge as gaming expense. The amount, in thousands, incurred for the 3% tax surcharge is detailed by year in the following table:

For the year ended December 31, 2006	$9,333
For the year ended December 31, 2007	15,385
For the year ended December 31, 2008	5,573
For the year ended December 31, 2009	9,673
For the six months ended June 30, 2010	5,096
Total	$45,060

We will incorporate the following items in italics into our existing disclosure in future filings, starting with our Form 10-Q for September 30, 2010, as follows:

The Illinois Legislature passed into law House Bill 1918, effective May 26, 2006, which singled out four of the nine Illinois casinos, including the Company’s Empress Casino Hotel and Hollywood Casino Aurora, for a 3% tax surcharge to subsidize local horse racing interests. On May 30, 2006, Empress Casino Hotel and Hollywood Casino Aurora joined with the two other riverboats affected by the law, Harrah’s Joliet and the Grand Victoria Casino in Elgin (collectively, the “Four Casinos”), and filed suit in the Circuit Court of the Twelfth Judicial District in Will County, Illinois (the “Court”), asking the Court to declare the law unconstitutional. Empress Casino Hotel and Hollywood Casino Aurora began paying the 3% tax surcharge into a protest fund which accrues interest during the pendency of the lawsuit. In two orders dated March 29, 2007 and April 20, 2007, the Court declared the law unconstitutional under the Uniformity Clause of the Illinois Constitution and enjoined the collection of this tax surcharge. The State of Illinois requested, and was granted, a stay of this ruling. As a result, Empress Casino Hotel and Hollywood Casino Aurora continued paying the 3% tax surcharge into the protest fund until May 25, 2008, when the 3% tax surcharge expired. The State of Illinois appealed the ruling to the Illinois Supreme Court. On June 5, 2008, the Illinois Supreme Court reversed the trial court’s ruling and issued a decision upholding the constitutionality of the 3% tax surcharge. On January 21, 2009, the Four Casinos filed a petition for certiorari, requesting the U.S. Supreme Court to hear the case. Seven amicus curiae briefs supporting the plaintiffs’ request were also filed. On June 8, 2009, the U.S. Supreme Court decided not to hear the case. On June 10, 2009, the Four Casinos filed a petition with the Court to open the judgment based on new evidence that came to light during the investigation of former Illinois Governor Rod Blagojevich that the 2006 law was procured by corruption. On August 17, 2009, the Court dismissed the Four Casinos’ petition to reopen the case, and the Four Casinos have decided not to pursue an appeal of the dismissal. The monies paid into the protest fund have been transferred by the State of Illinois to the racetracks. However, the racetracks have been temporarily restrained from disbursing any funds pursuant to an order of the Seventh Circuit Court of Appeals issued in connection with the lawsuit described below.

On June 12, 2009, the Four Casinos filed a lawsuit in Illinois Federal Court naming former Illinois Governor Rod Blagojevich, his campaign fund, racetrack owner John Johnston, and his two racetracks as defendants alleging a civil conspiracy in violation of the Racketeer Influenced and Corrupt Organizations Act, 18 U.S.C. §1962(c),(d) (“RICO”), based on an illegal scheme to secure the enactment of the 3% tax surcharge legislation in exchange for the payment of money by Johnston and entities controlled by him. The Four Casinos also seek to impose a constructive trust over all funds paid under the tax surcharge, and therefore all of the Illinois racetracks are named as parties to the lawsuit. The defendants in the RICO case filed motions to dismiss. On December 7, 2009, the district court denied the motions to dismiss the RICO count, but it granted the motion to dismiss the constructive trust count, stating that it did not have jurisdiction in this case to impose the constructive trust. The Four Casinos have appealed this dismissal to the Seventh Circuit Court of Appeals. The appellate court has ordered that any monies disbursed to the tracks be maintained until the appeal has been decided.

Since the passing of House Bill 1918 into law, Empress Casino Hotel and Hollywood Casino Aurora have recognized approximately $[XX] million in incremental gaming tax expense as a result of the 3% tax surcharge, including $[XX] million and $[XX] million during the three and nine months ended September 30, 2010, respectively. The incremental tax is included in gaming expense within the consolidated statements of operations.

Form 10-Q for the Quarter Ended March 31, 2010

Item 4.  Controls and Procedures, page 38

Comment No. 7:

Your disclosure here specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e).  That is, you did not also indicate the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.  Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management’s conclusion solely to the portion referred to.  Please represent to us and revise future filings for management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Response:

The Company confirms that, based on an evaluation of the disclosure controls and procedures, our principal executive officer and principal financial officer concluded that such controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Company’s principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  The Company will revise its Item 4 disclosure in future filings to include this conclusion.

Form 8-K filed on April 27, 2010

Comment No. 8:

As net income is being adjusted for other items in addition to interest, taxes, depreciation and amortization such as charge for stock compensation, please revise future disclosure to properly title the measure “Adjusted EBITDA” or similar, as appropriate.  Please refer to question 103.01 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures released on January 11, 2010 for further guidance.

Response:

Our future disclosures will indicate “Adjusted EBITDA” as suggested by the Staff.

Schedule 14A

Risk Oversight, page 4

Comment No. 9:

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

In connection with the review of the Company’s compensation policies and practices, management and the Compensation Committee (the “Compensation Committee”) of the Board of Directors of the Company determined that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, and therefore, disclosure in response to Item 402(s) of Regulation S-K was not necessary.  However, in future filings, the Company will describe management’s and the Compensation Committee’s attention to evaluating risk in the context of the Company’s compensation policies and programs and will include an appropriate reference to the Compensation Discussion and Analysis.

Both management and the Compensation Committee have long considered the question of risk in the design of our compensation program.  Prudent risk taking and disciplined capital investment have always been guiding tenets in how we operate our business, and these philosophies naturally require us to consider whether our compensation policies or programs induce inappropriate risk taking.  In 2008, prior to the adoption of Item 402(s), we formally incorporated this philosophy into the annual evaluation of our compensation program, which we described as follows on page 16 of our Proxy Statement for our 2009 Annual Meeting of Shareholders: “The overall objective of the Company’s executive compensation program is to compensate management in a manner that most effectively incentivizes them to maximize shareholder value without taking undue financial risks.”  Following the adoption of Item 402(s), we amended our Compensation Committee charter to include consideration of “whether compensation arrangements for Company executives incentivizes unnecessary and excessive risk taking.”

We analyze risk with respect to our compensation program, and believe that both management and the Compensation Committee have thoroughly discussed the issue with respect to each element of our compensation program.  The vast majority of our employees do not receive compensation other than base pay, standard benefits and in some instances customary tip income (e.g. beverage servers, casino dealers).

For those employees who also receive one or more forms of incentive compensation (cash and/or equity based incentive awards), we sought to balance a number of criteria that we believe align the compensation program elements with our overall objectives and philosophy.  In this regard, we considered the following features of our overall compensation program:

•                                          allocation between base salary/wages and performance based compensation;

•                                          allocation between cash based awards and equity based awards;

•                                          allocation between short-term and long-term cash and equity compensation;

•                                          performance metrics for our annual bonus awards, including the establishment and measurement of such metrics;

•                                          opportunities for deferred compensation, severance and other payments; and

•                                          terms for vesting or lapsing, as applicable, of our incentive equity awards.

Accordingly, both management and the Compensation Committee believe that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.  To the contrary, we believe that our compensation policies and practices are designed to emphasize the Company’s success over individual accomplishments and, ultimately, to enhance long-term shareholder value.

Please do not hesitate to call me at 610-378-8232 or Desiree Burke at 610-401-2903 if you have an questions or comments.

Sincerely,

Penn National Gaming, Inc.

By:

/s/ William J. Clifford

William J. Clifford

Senior Vice President and Chief Financial Officer